UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                             United Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81-4239109
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                                 (CUSIP Number)

                                  Kurt R. Weise
                             United Financial Corp.
                          5500 Wayzata Blvd., Suite 145
                             Golden Valley MN 55416
                                  612-542-3001
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 81-4239109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         JOHN M. MORRISON


2.       Check The Appropriate Box If A Member Of A Group*
                                                             (a) [ ]
                                                             (b) [_]


3.       Sec Use Only


4.       Source Of Funds

         PF

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(D) Or 2(E)                                      [_]

6.       Citizenship Or Place Of Organization

         UNITED STATES

                                     7.    Sole Voting Power
              Number Of                    JOHN M. MORRISON- 384,720
               Shares
            Beneficially             8.    Shared Voting Power
              Owned By                     0
                Each
              Reporting              9.    Sole Dispositive Power
               Person                      JOHN M. MORRISON- 384,720
                With
                                     10.   Shared Dispositive Power
                                           0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         384,720

12.      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                                 [X]

13.      Percent Of Class Represented By Amount In Row (11)

         22.65%

14.      Type Of Reporting Person*
         IN

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 81-4239109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         SUSAN M. MORRISON


2.       Check The Appropriate Box If A Member Of A Group*
                                                             (a) [ ]
                                                             (b) [_]

3.       Sec Use Only


4.       Source Of Funds

         PF

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(D) Or 2(E)                                      [_]

6.       Citizenship Or Place Of Organization

         UNITED STATES

                                     7.    Sole Voting Power
              Number Of                    SUSAN M. MORRISON- 40,140
               Shares
            Beneficially             8.    Shared Voting Power
              Owned By                     0
                Each
              Reporting              9.    Sole Dispositive Power
               Person                      SUSAN M. MORRISON- 40,140
                With
                                     10.   Shared Dispositive Power
                                           0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         40,140

12.      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                                 [X]

13.      Percent Of Class Represented By Amount In Row (11)

         2.4%

14.      Type Of Reporting Person*
         IN

This Amendment No. 1 to Schedule 13D of John M. Morrison and Susan M. Morrison relating to the common stock of United Financial Corp., is being filed to report additional purchases of stock by John M. Morrison.


ITEM 1. SECURITY AND ISSUER.

         Security- Common Stock, no par value per share
         Issuer- United Financial Corp., a Minnesota Corporation
         Principal Executive Office- 120 1st Ave. No., Great Falls, MT 59401


ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name: John M. Morrison and Susan M. Morrison, as Trustee
(b)      Residence or Business Address:
                     5500 Wayzata Blvd., Suite 145
                     Golden Valley MN 55416

(c)      Present Principal Occupation:
                     John M. Morrison--Chairman and Chief Executive Officer of
                      United Financial Corp.,
                     Chairman of Central Bancshares Inc.
                     See item 2(b) for address

                     Susan M. Morrison- Home maker

(d)      Convictions in the last 5 years: John M. Morrison NONE
               Susan M. Morrison NONE

(e)      Securities law violations in the last 5 years: John M. Morrison NONE
               Susan M. Morrison NONE

(f) Citizenship: United States of America for both John M. Morrison and Susan M. Morrison


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         25,500 shares of United Financial Corp. common stock beneficially owned by John M. Morrison were purchased by Central Bancshares Inc. ("Central") between February 1998 and September 1998. These purchases were funded from $127,575 of cash of Central and $495,750 of margin debt. John M. Morrison owns 100% of the common stock of Central. Mr. Morrison and Mrs. Morrison each purchased 1,000 shares on May 5, 1998 for $30,000 from funds available in their respective Individual Retirement Accounts.


ITEM 4. PURPOSE OF TRANSACTION.

Purchases reported by Mr. Morrison and Mrs. Morrison on this amendment were made for investment purposes.

As reported under Item 2, John M. Morrison currently is the Chairman and Chief Executive Officer and a director of United Financial Corp. (the "Company"). As such, it can be expected that Mr. Morrison will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the other types listed below. Except as previously disclosed, neither John nor Susan Morrison have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or 0) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

John M. Morrison beneficially owns 384,720 shares (22.65% of the outstanding shares of United) of the aggregate of 424,860 (25.0%) reported hereby and has the sole voting power and dispositive power with respect thereto. Of the 384,720 shares, 63,000 are held by Central, of which Mr. Morrison owns 100% of the outstanding common stock. 1,000 shares are held in Mr. Morrison's IRA. Susan M. Morrison holds 40,140 shares, (2.4%). 39,140 are reported as Mrs. Morrison is trustee of two trusts for children of John and Susan Morrison. 1,000 shares are held in Mrs. Morrison's IRA. Since the last filing, one additional trust has been terminated and the shares of United (19,570; 1.2%) have been reregistered in the name of the adult child for which the trust was set up and are no longer included in this Schedule 13D. Susan M. Morrison has the sole voting and dispositive power for the trusts. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person. The adult children have rights to receive dividends on shares held in their respective trusts.

Transactions effected since June 30, 1998:

      Date        No. of Shares     Price Per Share      Where/How Effected
      ----        -------------     ---------------      ------------------

      9/01/98          1,000          $24.75/Share      Open Market Purchase
      9/02/98          1,000          $24.50/Share      Open Market Purchase
      9/02/98            500          $24.00/Share      Open Market Purchase
      9/08/98            500          $24.00/Share      Open Market Purchase
      9/08/98         10,000          $24.19/Share      Open Market Purchase
      9/16/98         10,000          $24.19/Share      Open Market Purchase

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Certain shareholders of United owning 263,200 shares of Common stock have granted to John M. Morrison rights of first refusal whereby such shareholders have agreed not to sell any shares of United they own for a period of two years from February 3, 1998, without first offering such shares to Mr. Morrison. The form of this agreement is filed as Exhibit B.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A. Written Agreement to file Jointly: Incorporated by reference to the initial filing of this Schedule.
B. Form of Right of First Refusal Agreement: Incorporated by reference to the initial filing of this Schedule.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  September 16, 1998
                                        /s/ John M. Morrison
                                        ----------------------------------------
                                        John M. Morrison


                                        /s/ Susan M. Morrison
                                        ----------------------------------------
                                        Susan M. Morrison, Trustee